UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Centennial Resource Development, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

15136A102

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Silver Run Sponsor, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,380,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,380,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,380,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.9%

14	Type of Reporting Person OO (Delaware limited liability company)

1	Names of Reporting Persons Silver Run Sponsor Manager, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,380,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,380,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,380,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.9%

14	Type of Reporting Person OO (Delaware limited liability company)

1	Names of Reporting Persons Riverstone US Centennial Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,888,921

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,888,921

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,888,921

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.4%

14	Type of Reporting Person OO (Delaware limited liability company)

1	Names of Reporting Persons REL IP General Partner LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,888,921

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,888,921

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,888,921

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.4%

14	Type of Reporting Person PN

1	Names of Reporting Persons REL IP General Partner Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,888,921

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,888,921

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,888,921

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.4%

14	Type of Reporting Person CO

1	Names of Reporting Persons Riverstone Energy Limited Investment Holdings, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,888,921

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,888,921

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,888,921

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.4%

14	Type of Reporting Person PN

1	Names of Reporting Persons Riverstone Holdings II (Cayman) Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,888,921

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,888,921

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,888,921

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.4%

14	Type of Reporting Person CO

1	Names of Reporting Persons Riverstone Non-ECI USRPI AIV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,869,889

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,869,889

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,869,889

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.1%

14	Type of Reporting Person PN

1	Names of Reporting Persons Riverstone Non-ECI USRPI AIV GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,869,889

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,869,889

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,869,889

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.1%

14	Type of Reporting Person OO (Delaware limited liability company)

1	Names of Reporting Persons Riverstone Non-ECI Partners GP (Cayman), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,869,889

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,869,889

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,869,889

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.1%

14	Type of Reporting Person PN

1	Names of Reporting Persons Riverstone Non-ECI GP Cayman LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,869,889

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,869,889

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,869,889

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.1%

14	Type of Reporting Person OO (Delaware limited liability company)

1	Names of Reporting Persons Riverstone Non-ECI GP Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,869,889

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,869,889

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,869,889

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.1%

14	Type of Reporting Person CO

1	Names of Reporting Persons Riverstone VI Centennial QB Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 80,819,780

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 80,819,780

11	Aggregate Amount Beneficially Owned by Each Reporting Person 80,819,780

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 39.2%

14	Type of Reporting Person PN

1	Names of Reporting Persons Riverstone Energy Partners VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 80,819,780

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 80,819,780

11	Aggregate Amount Beneficially Owned by Each Reporting Person 80,819,780

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 39.2%

14	Type of Reporting Person PN

1	Names of Reporting Persons Riverstone Energy GP VI, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 80,819,780

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 80,819,780

11	Aggregate Amount Beneficially Owned by Each Reporting Person 80,819,780

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 39.2%

14	Type of Reporting Person OO (Delaware limited liability company)

1	Names of Reporting Persons Riverstone Energy GP VI Corp

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 80,819,780

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 80,819,780

11	Aggregate Amount Beneficially Owned by Each Reporting Person 80,819,780

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 39.2%

14	Type of Reporting Person CO

1	Names of Reporting Persons Riverstone Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,199,780

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 101,199,780

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,199,780

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 49.1%

14	Type of Reporting Person OO (Delaware limited liability company)

1	Names of Reporting Persons David M. Leuschen

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 130,958,590

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 130,958,590

11	Aggregate Amount Beneficially Owned by Each Reporting Person 130,958,590

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 61.5%

14	Type of Reporting Person IN

1	Names of Reporting Persons Pierre F. Lapeyre, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 130,958,590

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 130,958,590

11	Aggregate Amount Beneficially Owned by Each Reporting Person 130,958,590

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 61.5%

14	Type of Reporting Person IN

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on October 21, 2016 (the “Statement”), relating to the Class A Common Stock (the “Class A Common Stock”) of Centennial Resource Development, Inc. (formerly known as Silver Run Acquisition Corporation), a corporation formed under the laws of Delaware (the “Issuer”).  Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 3.                                 Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is amended and supplemented as follows:

On December 28, 2016, REL US Centennial Holdings, LLC (“REL US”), Riverstone QB Holdings and Riverstone Non-ECI purchased an aggregate of 3,473,590 shares of Class A Common Stock (750,421, 2,538,780 and 184,389 shares of Class A Common Stock, respectively) and an aggregate of 104,400 shares of Series B Preferred Stock (22,554, 76,304 and 5,542 shares of Series B Preferred Stock, respectively) for aggregate consideration of $429,999,998.60 pursuant to the previously disclosed SB Subscription Agreement.

The source of funds for Riverstone QB Holdings and Riverstone Non-ECI was through capital contributions from certain other Riverstone Entities, which in turn received the funds from capital contributions from their respective members and/or limited partners.  The source of funds for REL US was funds from the Margin Loan Agreement, as defined below.

Item 4.                                 Purpose of Transaction.

Item 4 of the Statement is amended and supplemented as follows:

Margin Loan and Pledge and Security Agreements

On December 27, 2016, REL US entered into a margin loan agreement (the “Margin Loan Agreement”) with JPMorgan Chase Bank, N.A., London Branch, and Citibank, N.A., as lenders, pursuant to which REL US borrowed $100,000,000.  The Margin Loan Agreement matures on June 27, 2018, but may be extended, or must be prepaid earlier, upon the occurrence of certain events as described in the Margin Loan Agreement.

Also on December 27, 2016, REL US entered into pledge and security agreements (the “Pledge and Security Agreements”) with each of JPMorgan Chase Bank, N.A., London Branch, and Citibank, N.A., as secured parties, pursuant to which REL US pledged 17,500,000 shares of the Issuer’s Class A Common Stock as collateral to secure its obligations under the Margin Loan Agreement.

Also on December 27, 2016, REL US Corp entered into a guarantee agreement (the “Guarantee Agreement”) with JPMorgan Chase Bank, N.A., London Branch, and Citibank N.A.,

as lenders, pursuant to which REL US Corp guaranteed the full and punctual payment of all obligations under the Margin Loan Agreement.

The foregoing descriptions of the Margin Loan Agreement, each of the Pledge and Security Agreements and the Guarantee Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Statement, and incorporated herein by reference.

SB Subscription Agreement Share Purchase

On December 28, 2016, Riverstone QB Holdings, Riverstone Non-ECI and REL US completed the purchase of SB Subscription Shares pursuant to the SB Subscription Agreement for aggregate consideration of $429,999,998.60.

Item 5.                                 Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date hereof, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 186,978,590 shares of Class A Common Stock outstanding as of the date hereof, which includes 183,505,000 shares of Class A Common Stock outstanding as of November 15, 2016 and 3,473,590 shares of Class A Common Stock issued pursuant to the SB Subscription Agreement, and assumes the conversion of all shares of Series B Preferred Stock beneficially owned by the Reporting Persons into Class A Common Stock.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Silver Run Sponsor, LLC	20,380,000	10.9%	0	20,380,000	0	20,380,000
Silver Run Sponsor Manager, LLC	20,380,000	10.9%	0	20,380,000	0	20,380,000
REL US Centennial Holdings, LLC	23,888,921	12.4%	0	23,888,921	0	23,888,921
REL IP General Partner LP	23,888,921	12.4%	0	23,888,921	0	23,888,921
REL IP General Partner Limited	23,888,921	12.4%	0	23,888,921	0	23,888,921
Riverstone Energy Limited Investment Holdings, LP	23,888,921	12.4%	0	23,888,921	0	23,888,921
Riverstone Holdings II (Cayman) Ltd.	23,888,921	12.4%	0	23,888,921	0	23,888,921
Riverstone Non-ECI USRPI AIV, L.P.	5,869,889	3.1%	0	5,869,889	0	5,869,889
Riverstone Non-ECI USRPI AIV GP, L.L.C.	5,869,889	3.1%	0	5,869,889	0	5,869,889
Riverstone Non-ECI Partners GP (Cayman), L.P.	5,869,889	3.1%	0	5,869,889	0	5,869,889
Riverstone Non-ECI GP Cayman LLC	5,869,889	3.1%	0	5,869,889	0	5,869,889
Riverstone Non-ECI GP Ltd.	5,869,889	3.1%	0	5,869,889	0	5,869,889
Riverstone VI Centennial QB Holdings, L.P.	80,819,780	39.2%	0	80,819,780	0	80,819,780
Riverstone Energy Partners VI, L.P.	80,819,780	39.2%	0	80,819,780	0	80,819,780
Riverstone Energy GP VI, LLC	80,819,780	39.2%	0	80,819,780	0	80,819,780
Riverstone Energy GP VI Corp	80,819,780	39.2%	0	80,819,780	0	80,819,780
Riverstone Holdings LLC	101,199,780	49.1%	0	101,199,780	0	101,199,780
David M. Leuschen	130,958,590	61.5%	0	130,958,590	0	130,958,590
Pierre F. Lapeyre Jr.	130,958,590	61.5%	0	130,958,590	0	130,958,590

Silver Run Sponsor is the record holder of 12,380,000 shares of Class A Common Stock and warrants to purchase an additional 8,000,000 shares of Class A Common Stock that are exercisable at any time.  REL US is the record holder of 18,250,421 shares of Class A Common Stock and 22,554 shares of Series B Preferred Stock.  Riverstone Non-ECI is the record holder of 4,484,389 shares of Class A Common Stock and 5,542 shares of Series B Preferred Stock.  Riverstone QB Holdings is the record holder of 61,743,780 shares of Class A Common Stock and 76,304 shares of Series B Preferred Stock.

Silver Run Manager is the managing member of Silver Run Sponsor.  Riverstone Holdings is the managing member of Silver Run Manager.  Mr. Leuschen and Mr. Lapeyre are the managing directors of Riverstone Holdings and have or share voting and investment discretion with respect to the securities held of record by Silver Run Sponsor.  As such, each of Silver Run Manager, Riverstone Holdings, Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by Silver Run Sponsor.  Each such entity or person disclaims any such beneficial ownership of such securities.

Riverstone Holdings is also the sole shareholder of Riverstone Energy Corp, which is the managing member of Riverstone Energy GP, which is the general partner of Riverstone Energy Partners, which is the general partner of Riverstone QB Holdings.  Riverstone Energy GP is managed by an eight person managing committee consisting of Mr. Lapeyre, Mr. Leuschen, James T. Hackett, Michael B. Hoffman, and N. John Lancaster and, on a rotating basis, one of E. Bartow Jones, Baran Tekkora and Robert M. Tichio.  As such, each of Riverstone Energy GP, Riverstone Energy Corp, Riverstone Holdings, Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the Class A Common Stock held directly by Riverstone QB Holdings.  Each such entity or person disclaims any such beneficial ownership.

Riverstone Holdings II is the general partner of Riverstone Investment, which is the sole shareholder of REL IP GP, which is the general partner of REL IP, which is the managing member of REL US.  Mr. Leuschen and Mr. Lapeyre are the sole shareholders of Riverstone Holdings II and have or share voting and investment discretion with respect to the securities held of record by REL US.  As such, each of REL IP, REL IP GP, Riverstone Holdings II, Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by REL US.  Each such entity or person disclaims any such beneficial ownership of such securities.

Non-ECI GP Ltd. is the sole member of Non-ECI Cayman GP, which is the general partner of Non-ECI Cayman, which is the sole member of Riverstone Non-ECI GP, which is the general partner of Riverstone Non-ECI.  Non-ECI GP Ltd. is managed by Mr. Leuschen and Mr. Lapeyre, who have or share voting and investment discretion with respect to the securities held of record by Riverstone Non-ECI.  As such, each of Riverstone Non-ECI GP, Non-ECI Cayman, Non-ECI Cayman GP, Non-ECI GP Ltd., Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by Riverstone Non-ECI.  Each such entity or person disclaims any such beneficial ownership of such securities.

(c)                                  During the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock other than the purchases pursuant to the SB Subscription Agreement as described in Item 3 above.

(d)                                 None.

(e)                                  Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Margin Loan Agreement, each of the Pledge and Security Agreements and the Guarantee Agreement and is incorporated herein by reference.  A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                                 Materials to be Filed as Exhibits.

Item 7 of the Statement is amended and supplemented as follows:

Exhibit Number	Description
6	Margin Loan Agreement dated as of December 27, 2016 between REL US Centennial Holdings, LLC and JPMorgan Chase Bank, N.A., London Branch, and Citibank, N.A., as Lenders.

7	Pledge and Security Agreement dated as of December 27, 2016 between REL US Centennial Holdings, LLC and JPMorgan Chase Bank, N.A., London Branch, as secured party.

8	Pledge and Security Agreement dated as of December 27, 2016 between REL US Centennial Holdings, LLC and Citibank, N.A., as secured party.

9	Guarantee Agreement dated as of December 27, 2016 between REL US Corp and JPMorgan Chase Bank, N.A., London Branch and Citibank, N.A. as lenders.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2016
Silver Run Sponsor, LLC

	By:	Silver Run Sponsor Manager, LLC, its managing member

	By:	/s/ Thomas J. Walker
	Title:	Managing Director

Silver Run Sponsor Manager, LLC

	By:	/s/ Thomas J. Walker
	Title:	Managing Director

REL US Centennial Holdings, LLC

	By:	REL IP General Partner LP, its managing member
	By:	REL IP General Partner Limited, its general partner

	By:	/s/ Thomas J. Walker
	Title:	Director

REL IP General Partner LP

	By:	REL IP General Partner Limited, its general partner

	By:	/s/ Thomas J. Walker
	Title:	Director

REL IP General Partner Limited

	By:	/s/ Thomas J. Walker
	Title:	Director

Riverstone Energy Limited Investment Holdings, LP

	By:	Riverstone Holdings II (Cayman) Ltd., its general partner

	By:	/s/ Thomas J. Walker
	Title:	Attorney-in-fact for David M. Leuschen, Director

Riverstone Holdings II (Cayman) Ltd.

By:	/s/ Thomas J. Walker
Title:	Attorney-in-fact for David M. Leuschen, Director

Riverstone Non-ECI USRPI AIV, L.P.

By:	Riverstone Non-ECI USRPI AIV GP, L.L.C., its general partner

By:	/s/ Thomas J. Walker
Title:	Managing Director

Riverstone Non-ECI USRPI AIV GP, L.L.C.

By:	/s/ Thomas J. Walker
Title:	Managing Director

Riverstone Non-ECI Partners GP (Cayman), L.P.

By:	Riverstone Non-ECI GP Cayman LLC, its general partner
By:	Riverstone Non-ECI GP Ltd., its sole member

By:	/s/ Thomas J. Walker
Title:	Director

Riverstone Non-ECI GP Cayman LLC

By:	Riverstone Non-ECI GP Ltd., its sole member

By:	/s/ Thomas J. Walker
Title:	Director

Riverstone Non-ECI GP Ltd.

By:	/s/ Thomas J. Walker
Title:	Director

Riverstone VI Centennial QB Holdings, L.P.

By:	Riverstone Energy Partners VI, L.P., its general

partner
By:	Riverstone Energy GP VI, LLC, its general partner

By:	/s/ Thomas J. Walker
Title:	Managing Director

Riverstone Energy Partners VI, L.P.

By:	Riverstone Energy GP VI, LLC, its general partner

By:	/s/ Thomas J. Walker
Title:	Managing Director

Riverstone Energy GP VI, LLC

By:	/s/ Thomas J. Walker
Title:	Managing Director

Riverstone Energy GP VI Corp

By:	/s/ Thomas J. Walker
Title:	Vice President

Riverstone Holdings LLC

By:	/s/ Thomas J. Walker, Authorized Person

David M. Leuschen

By:	/s/ Thomas J. Walker, attorney-in-fact

Pierre F. Lapeyre, Jr.

By:	/s/ Thomas J. Walker, attorney-in-fact